SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 5)*

                                   QUIPP, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    748802105
                                 --------------
                                 (CUSIP Number)

                                JDL Capital, LLC
                          106 Seventh Street, Suite 202
                           Garden City, New York 11530
                             Attention: John D. Lori
                            Telephone: (516) 873-6973

                                 With a copy to:
                              Matthew J. Day, Esq.
                        The Law Office of Matthew J. Day
                        380 Lexington Avenue, Suite 1700
                               New York, NY  10168
                            Telephone: (212) 673-0484

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 21 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 2 of 21
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          JDL Capital, LLC

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          AF

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        142,000
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    142,000

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          142,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.7%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 3 of 21
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          JDL Partners, LP

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        142,000
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    142,000

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          142,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.7%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 4 of 21
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          John D. Lori

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          AF

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        142,000
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    142,000

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          142,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.7%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 5 of 21
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          David S. Dillmeier

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 6 of 21
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Mark A. Goodman

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 7 of 21
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Sean McCarthy

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 8 of 21
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Edward McCoyd

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                        Page 9 of 21
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Michael McGee

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
          [ ]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0

NUMBER OF     ------------------------------------------------------------------
SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              0
WITH
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON *
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 10 of 21
---------------------                                      ---------------------

                           STATEMENT ON SCHEDULE 13D/A
                           ---------------------------
                                 AMENDMENT NO. 5
                                 ---------------

     This Amendment No. 5 to the Statement on Schedule 13D is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the
"Commission"). This Amendment No. 5 amends the Statement on Schedule 13D relating to shares of the Issuer, as previously amended (the "Statement"), filed with the Commission on behalf of the Filing Parties as set forth herein. Terms not defined herein shall have the definitions ascribed to them in the Statement unless the context otherwise requires.

Item 4 is hereby amended to add the following:

ITEM 4. PURPOSE OF TRANSACTION.

     On October 19, 2006, the Issuer entered into an agreement (the "Standstill Agreement") with JDL Capital, JDL Partners, John D. Lori and the other five Nominees nominated by JDL Partners for election to the Issuer's Board of Directors (the "Board of Directors") at the Issuer's 2006 Annual Meeting of Shareholders (collectively, the "JDL Group"). Under the agreement, the Issuer increased the size of the Board of Directors to seven directors, and the Board of Directors elected Mr. Lori to serve as a director on the Board of Directors. The Issuer also agreed to nominate Mr. Lori for election to the Board of Directors at future annual meetings so that, if elected by shareholders, Mr. Lori would serve on the Board of Directors for a period of at least three years. In accordance with the Standstill Agreement, Mr. Lori was also named to the Audit Committee of the Board of Directors. In addition, the Issuer agreed that Mr. Lori will serve on any other committee that deals with strategic alternatives, business combination or disposition transactions, debt or equity financings, and similar matters.

     As part of the Standstill Agreement, JDL Partners has withdrawn its nomination of the Nominees for election to the Board of Directors. In addition, the members of the JDL Group have agreed that, until the end of a "standstill period," the JDL Group will vote their shares of Issuer's stock in favor of all directors nominated by the Board of Directors for election at the 2006 and subsequent annual meetings of shareholders, against any shareholder nominations that are not approved by the Board of Directors, and against any proposals that are not approved by the Board of Directors relating in any manner to Board of Directors composition, structure or election, the calling of a special meeting of shareholders, the ability of shareholders to act by written consent, or any shareholder rights plan or "poison pill." In addition, the members of the JDL
Group have agreed to refrain from submitting shareholder proposals or nominations for the Board of Directors, joining or forming groups (other than with other members of the JDL Group and their respective affiliates), soliciting proxies, consents or non-binding referenda, seeking to call a special meeting of stockholders, seeking to effect acquisitions of securities, business combinations and other extraordinary transactions and agreed to certain other commitments during the standstill period. Under the Standstill Agreement, the standstill period will terminate upon the earlier of (i) the first anniversary of the next annual meeting of shareholders at which Mr. Lori is not elected to the Board of Directors and (ii) the first anniversary of the date on which Mr. Lori resigns as a director (subject to early termination if, among other events, the Issuer materially breaches certain of its commitments or obligations in the agreement).

     In connection with his election as a director, Mr. Lori will receive the same cash compensation and reimbursement of expenses as are payable to other non-employee directors. In addition, he will be entitled to receive equity compensation, generally on the same basis as provided to other members of the Board of Directors, subject to the right of the Board of Directors to substitute comparable instruments that settle in cash.

     No Filing Party has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 11 of 21
---------------------                                      ---------------------

Item 5 is hereby amended and restated to read as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

                     Aggregate Number  Number of Shares:   Number of Shares:  Approximate
                        of Shares      Sole Power to Vote   Shared Power to   Percentage*
Filing Party                               or Dispose       Vote or Dispose
------------------------------------------------------------------------------------------
JDL Partners                  142,000                   0            142,000         9.74%
JDL Capital (1)               142,000                   0            142,000         9.74%
John D. Lori (1)              142,000                   0            142,000         9.74%
David S. Dillmeier                  0                   0                  0            0%
Mark A. Goodman                     0                   0                  0            0%
Sean McCarthy                       0                   0                  0            0%
Edward McCoyd                       0                   0                  0            0%
Michael McGee                       0                   0                  0            0%
------------------------------------------------------------------------------------------

* Based on 1,458,189 shares of Common Stock outstanding as of August 5, 2006, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2006.

(1) JDL Capital and Mr. Lori disclaim beneficial ownership of the securities held by JDL Partners, except to the extent of any pecuniary interest therein.

     (c) Since the most recent filing on Schedule 13D on December 14, 2005, the Filing Parties effected no transactions in shares of Common Stock.

     (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 6 is hereby amended to add the following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On October 19, 2006, the Issuer and the JDL Group entered into the Standstill Agreement described in Item 4 above.

Item 7 is hereby  amended  to  add  the  following:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following document(s) is (are) filed herewith:

      (h) Standstill Agreement dated as of October 19, 2006, by and among Quipp, Inc., JDL Capital, LLC, JDL Partners, LP, John D. Lori, David S. Dillmeier, Mark
A.  Goodman,  Sean  McCarthy,  Edward  McCoyd  and  Michael  McGee.

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 12 of 21
---------------------                                      ---------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 20, 2006


     JDL PARTNERS, LP

     By: JDL Capital, LLC,
         General Partner


     By:     /s/ John D. Lori
             -----------------------------
             John D. Lori, Managing Member


     JDL CAPITAL, LLC


     By:     /s/ John D. Lori
             -----------------------------
             John D. Lori, Managing Member


             /s/ John D. Lori
             -----------------------------
             John D. Lori


             /s/ John D. Lori
             -----------------------------
             John D. Lori
             as Attorney in Fact for each of
             David S. Dillmeier, Mark A. Goodman,
             Sean McCarthy, Edward McCoyd and
             Michael McGee

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 13 of 21
---------------------                                      ---------------------

                                  EXHIBIT INDEX

The following exhibits have been previously filed or are filed herewith:

                     Exhibit                                        Page

     (a) Joint Filing Agreement dated as of June 27,          Previously filed
2005 by and among JDL Partners, LP, JDL Capital, LLC and John D. Lori.

     (b) Letter dated June 27, 2005 from JDL                  Previously filed
Partners, LP to Quipp, Inc.

     (c) Letter dated July 25, 2005 from JDL                  Previously filed
Partners, LP to Ms. Cristina H. Kepner, Chairman of the
Board of Directors of Quipp, Inc.

     (d) Letter dated September 8, 2005 from JDL              Previously filed
Partners, LP to Ms. Cristina H. Kepner, Chairman of the
Board of Directors of Quipp, Inc.

     (e) Letter dated December 13, 2005 from JDL              Previously filed
Partners, LP to Ms. Cristina H. Kepner, Chairman of the
Board of Directors of Quipp, Inc.

     (f) Nomination Letter dated December 13, 2005            Previously filed
from JDL Partners, LP to the Corporate Secretary of
Quipp, Inc., including the forms of Indemnity Agreement and Power of Attorney of each Nominee, the Consent to serve as a Director of the Issuer of each Nominee and the Filing Agreement.

     (g) Power of Attorney of each of Messrs. David           Previously filed
S. Dillmeier, Mark A. Goodman, Sean McCarthy,
Edward McCoyd and Michael McGee

     (h) Standstill Agreement dated as of October                   14
19, 2006, by and among Quipp, Inc., JDL Capital, LLC,
JDL Partners, LP, John D. Lori, David S. Dillmeier,
Mark A. Goodman, Sean McCarthy, Edward McCoyd and Michael McGee.

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 14 of 21
---------------------                                      ---------------------

                                    AGREEMENT

This Agreement, dated as of October 19, 2006 (the "Agreement"), is by and among Quipp Inc., a Florida corporation ("Company"), and JDL Capital, LLC, a Delaware limited liability company ("JDL Capital"), JDL Partners, LP, a Delaware limited partnership ("JDL Partners"), John D. Lori, David S. Dillmeier, Mark A. Goodman, Sean McCarthy, Edward McCoyd and Michael McGee (JDL Capital, JDL Partners and the foregoing individuals are collectively referred to herein as the ("JDL Group")).

WHEREAS, JDL Partners filed a notice with the Company in a letter dated December 13, 2005 of its intent to nominate John D. Lori, David S. Dillmeier, Mark A. Goodman, Sean McCarthy, Edward McCoyd and Michael McGee for election to the Company's Board of Directors at the Company's 2006 Annual Meeting of Shareholders; and

WHEREAS, the Company and the JDL Group have determined that the interests of the Company and its shareholders would be best served by avoiding the substantial expense, disruption and adverse publicity of a dispute regarding the aforesaid nominations;

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and, intending to be legally bound hereby, the parties hereby agree as follows:

     1. Representations and Warranties of the Company. The Company represents and warrants as follows:

          (a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

          (b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

          (c) The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

     2. Representations and Warranties of the JDL Group. Each member of the JDL Group severally, and not jointly, represents and warrants as follows:

          (a) If such member of the JDL Group is an individual, he has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. If such member of the JDL Group is an entity, it has the limited liability partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

          (b) This Agreement has been duly and validly authorized, executed, and delivered by such member of the JDL Group, constitutes a valid and binding obligation and agreement of such member, and is enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

          (c) Such member of the JDL Group is the "beneficial owner" of such number of shares of Common Stock as are set forth on the cover page relating to such member in Amendment No. 4 to the Schedule 13D filed by the members of the JDL Group with the Securities and Exchange Commission (the "SEC") on December 14, 2005 (the "Schedule 13D"). Except for those Affiliates and Associates of such member with respect to whom a


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CUSIP NO. 748802105                      13D                       Page 15 of 21
---------------------                                      ---------------------

cover page is included in the Schedule 13D, no other Affiliate or Associate of such member beneficially owns any shares of Common Stock.

          (d) The execution, delivery and performance of this Agreement by each member of the JDL Group does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

     3.   Definitions.  For  purposes  of  this  Agreement:

          (a) The terms "Affiliate" and "Associate" have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"); the terms "beneficial owner" and "beneficial ownership" shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

          (b)  "Board" means the Board of Directors of the Company.

          (c) "Common Stock" means the Common Stock of the Company, $.01 par value.

          (d) The "Standstill Period" means the period from the date of this Agreement until the earlier of (i) the first anniversary of the date of the earliest Annual Meeting of Shareholders of the Company following the date of this Agreement at which John D. Lori is not elected to the Board; (ii) the first anniversary of the date on which John D. Lori resigns as a director, other than in response to discovery of a fraudulent act or other material violation of law on the part of the Board of Directors or the Company's principal executive officer or principal financial officer, committed in their respective Company corporate capacities; (iii) the date on which John D. Lori resigns as a director in response to discovery of a fraudulent act or other material violation of law on the part of the Board of Directors or the Company's principal executive officer or principal financial officer, committed in their respective Company corporate capacities and (iv) such date, if any, as the Company has materially breached any of its commitments or obligations set forth in Sections 4(a) and 4(b) of this Agreement.

     4.   Election of John D. Lori; Related Matters.

          (a) Within five business days following the execution and delivery of this Agreement by the parties hereto:

                    (i) In accordance with the Company's bylaws, the Board of Directors shall adopt a resolution immediately increasing the size of the Board by one (1) director; and

                    (ii) In accordance  with  the  Company's  bylaws,  the Board shall elect John D. Lori a director of the Company.

          (b) The Board shall set a date for the 2006 Annual Meeting of Shareholders so that such meeting shall be held no later than December 31, 2006.

          (c) The Board shall nominate its current members and John D. Lori for election as directors at the 2006 Annual Meeting of Shareholders. The Board shall nominate John D. Lori for election at each subsequent Annual Meeting of Shareholders as necessary to enable John D. Lori to serve for a period of at least three years from the date he is first elected to the Board, subject to his election by the shareholders. If the Company breaches this agreement as a result of a Board determination that it will not nominate John D. Lori in accordance with this Section 4(c), (i) the Company will provide notice to John
D. Lori that he will not be nominated at least 90 days prior to the relevant Annual Meeting of Shareholders (the "Subject Meeting") and (ii) the Company will waive for the JDL Group with respect to the Subject Meeting the deadline for submitting notice (the "Advance Notice") to the Company under the advance notice provisions contained in Section 2.14 of the bylaws or any successor provisions

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CUSIP NO. 748802105                      13D                       Page 16 of 21
---------------------                                      ---------------------

thereto or other subsequently adopted provisions of the Company's organizational documents that would limit the nomination of persons as directors at the Subject Meeting; provided, that the Advance Notice must be submitted in accordance with such advance notice provisions as are then in effect no later than 45 days after John D. Lori is notified by the Company pursuant to this Section 4(c) that he will not be nominated for election at the Subject Meeting. For so long as Mr. Lori is a Director, (i) he shall be appointed to the Audit Committee (or any successor committee) and any committee (executive or otherwise) formed or which otherwise deals with strategic alternatives, asset acquisitions or dispositions, mergers, tender offers, joint ventures, strategic alliances, the sale of all or part of the Company, debt or equity financings, recapitalizations or similar matters and (ii) he shall be provided the same access to meetings of any other committee as is provided to other non-employee directors who are not members of such committee.

          (d) JDL Partners hereby withdraws its nominations of John D. Lori, David S. Dillmeier, Mark A. Goodman, Sean McCarthy, Edward McCoyd and Michael McGee, effective upon the election of John D. Lori to the Board. JDL Partners will promptly file an amendment to the Schedule 13D reporting the entry into this agreement, amending applicable items to conform to its obligations hereunder and appending this agreement as an exhibit thereto. The JDL Group shall provide to the Company a reasonable opportunity to review and comment on such amendment in advance of filing, and shall consider in good faith the reasonable comments of the Company.

          (e) Until the termination of the Standstill Period, the members of the JDL Group shall cause all shares of Common Stock beneficially owned by them and their Affiliates to be present for quorum purposes and to be voted, and shall use their commercially reasonable efforts to cause all shares of Common Stock held by their respective Associates to be present for quorum purposes and to be voted, in favor of all directors nominated by the Board for election at the Company's 2006 Annual Meeting of Shareholders and each subsequent annual meeting of shareholders and against any shareholder nominations which are not approved by the Board, and against any proposals that are not approved by the Board (or with respect to which the Board recommends a shareholder vote "against") relating in any manner to Board composition, structure or election, the calling of a special meeting of shareholders, the ability of shareholders to act by written consent, or any shareholder rights plan or "poison pill."

     5.   Standstill.

          Each member of the JDL Group agrees that, during the Standstill Period, neither he or it will, and he or it will cause each of his or its Affiliates or agents or other persons acting on his or its behalf not to, and will use commercially reasonable efforts to cause his or its respective Associates not to:

               (a) submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, and will not nominate any candidate for election to the Board or oppose the directors nominated by the Board.

               (b) form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the JDL Group or one or more Affiliates of a member of the JDL Group with respect to the Common Stock currently owned as set forth in Section 2(c) of this Agreement or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

               (c) solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any "solicitation" of any "proxy" within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a "participant" in any contested "solicitation" for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act), other than a "solicitation" or acting as a "participant" in support of all of the nominees of the Board (including John D. Lori) at the 2006 Annual Meeting of Shareholders and each subsequent annual meeting of shareholders with respect to which the Board has nominated John D. Lori, respectively;

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CUSIP NO. 748802105                      13D                       Page 17 of 21
---------------------                                      ---------------------

               (d) seek to call, or to request the call of, a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of the Company or make a request for a list of the Company's shareholders (or otherwise induce or encourage any other person to initiate such proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company;

               (e) effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any material assets or businesses, of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

               (f) publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 4(e) or this Section 5, or otherwise seek (in any manner that would require public disclosure by any of the members of the JDL Group or their Affiliates or Associates) to obtain any waiver, consent under, or any amendment of, any provision of this Agreement;

               (g) directly or indirectly purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of, any Common Stock or other securities issued by the Company, or any securities convertible into or exchangeable for Common Stock or any other equity securities of the Company;

               (h) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing;

               (i) request the Company or its advisers, directly or indirectly, to amend or waive any of the provisions of this Agreement;

               (j) take or cause or induce others to take any action inconsistent with any of the foregoing.

          It is understood and agreed that this Agreement shall not be deemed to prohibit John D. Lori from engaging in any lawful act in the exercise of his fiduciary duty as a director of the Company.

     6.   Confidentiality. The Company anticipates that, in connection with John
D. Lori's service as a director of the Company, John D. Lori will be provided Confidential Information (as defined below). John D. Lori acknowledges the confidential and proprietary nature of the Confidential Information and agrees that until two years after the end of his tenure as a director of the Company, the Confidential Information (a) will be kept confidential by John D. Lori and
(b) will not be disclosed by John D. Lori to any person, including any other member of the JDL Group, except with the specific prior written consent of the Company or except as expressly otherwise permitted by this Agreement. It is understood that (i) John D. Lori may disclose Confidential Information only to counsel for John D. Lori ("Counsel") as necessary to enable Counsel to advise John D. Lori with respect to John D. Lori's conduct as a director of the Company, provided that Counsel shall be informed by John D. Lori of the confidential nature of the Confidential Information and of John D. Lori's obligations under this Agreement and (ii) John D. Lori shall be responsible for the breach of the provisions of this Section 6 by Counsel. As used in this Agreement, the term "Confidential Information" means and includes any and all of the information concerning the business and affairs of the Company that may hereafter be disclosed to John D. Lori by the Company or by the directors, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors ("Representatives") of the Company; provided that "Confidential Information" shall not include information that (a) was in the public domain or was or becomes generally available to the public other than as a result of disclosure by John D. Lori or Counsel, (b) was independently acquired by John D. Lori or Counsel without

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CUSIP NO. 748802105                      13D                       Page 18 of 21
---------------------                                      ---------------------

violating any of the obligations of John D. Lori or Counsel under this Agreement, or under any other contractual, legal, fiduciary or binding obligation of John D. Lori or Counsel with or to the Company, (c) was available, or becomes available, to John D. Lori or Counsel on a nonconfidential basis other than as a result of its disclosure to John D. Lori by the Company or any Representative of the Company, but only if to the knowledge of John D. Lori or Counsel the source of such information is not bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting the information to John D. Lori or Counsel by a contractual, legal, fiduciary or other binding obligation with or to the Company, or (d) was independently developed by John D. Lori or Counsel. The members of the JDL Group acknowledge that they, as well as their Representatives, are aware that the United States securities law prohibit any person who has material non-public information about a company from purchasing or selling such securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

     7. Proxy Materials. While John D. Lori is serving as a member of the Board, the Company shall provide to John D. Lori, at the same time as provided to other non-employee directors, drafts of the proxy statement for the 2006 and subsequent Annual Meetings of Shareholders, and the Current Report on Form 8-K to be filed by the Company with respect to this Agreement, or the election of John D. Lori as a director. Without limiting the foregoing, the Company will provide a draft of the proxy statement for such shareholder meetings to Mr. Lori in advance of filing to afford him a reasonable opportunity to review and comment on biographical information pertaining to him and any information relating to the JDL Group, and the Company shall consider in good faith the reasonable comments of John D. Lori, and will endeavor to provide a copy of such Current Report on Form 8-K in advance of filing, subject to such constraints as result from the short filing deadline for this form.

     8. Compensation. John D. Lori shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company are compensated and shall be eligible to be granted stock options (or other stock-based compensation) on the same basis as all other non-employee directors of the Company; provided, (i) that the Company may prohibit the exercise of any stock options granted to Mr. Lori if such exercise would result in any person or persons becoming an "Acquiring Person," as defined in Rights Agreement, dated as of March 3, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, (ii) in lieu of any stock option, the Company may grant to John D. Lori a stock appreciation right ("SAR") that is settled only in cash, with the base price of the SAR to be equivalent to the exercise price that would otherwise have been applicable if a stock option were granted, and that otherwise has terms as similar as reasonably practicable to terms that would have applied if an option were granted and (iii) if the Company provides other stock-based compensation to its non-employee directors, the Company may provide to John D. Lori, in lieu thereof, phantom stock or other stock units that are settled only in cash and that otherwise have terms as similar as reasonably practicable to terms applicable to such stock-based compensation. John D. Lori agrees that he will not transfer any stock options, SARs or other stock-based awards provided to him, except as may otherwise be permissible under the Company's Equity Compensation Plan.

     9. Indemnification and Insurance. John D. Lori shall be entitled to the same rights of indemnification as the other directors. The Company shall take such action, if any, as may be necessary to add John D. Lori to the Company's directors and officers' liability insurance policy as an Insured Person.

     10. Specific Performance. Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Florida, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

     11. Jurisdiction. Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Florida (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 16 will be

---------------------                                      ---------------------
CUSIP NO. 748802105                      13D                       Page 19 of 21
---------------------                                      ---------------------

effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of Florida, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

     12. Applicable Law. This agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Florida applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state.

     13. Representative. Each member of the JDL Group hereby irrevocably appoints John D. Lori as such member's attorney-in-fact and representative (the "JDL Representative"), in such member's place and stead, to do any and all things and to execute any and all documents and give and receive any and all notices or instructions in connection with this Agreement and the transactions contemplated hereby. The Company shall be entitled to rely, as being binding on each member of the JDL Group, upon any action taken by the JDL Representative or upon any document, notice, instruction or other writing given or executed by the JDL Representative.

     14. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

     15. Entire Agreement; Amendment and Waiver; Successors and Assigns. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto, or in the case of the JDL Group, the JDL Representative, or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

     16. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if
(a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other party pursuant to notice given in accordance with the provisions of this Section 16, and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section 16, or at such other address as is provided by a party to this Agreement to the other party pursuant to notice given in accordance with the provisions of this Section 16:

               if to the Company:

               Quipp, Inc.
               4700 N.W. 157th St.
               Miami, FL 33014
               Facsimile: 305-628-4402
               Attention: President

               with a copy to:

               Morgan, Lewis & Bockius LLP
               1701 Market Street
               Philadelphia, PA 19103
               Facsimile:  215-963-5001
               Attention:  Alan Singer

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CUSIP NO. 748802105                      13D                       Page 20 of 21
---------------------                                      ---------------------

               if to the JDL Group or any member thereof:

               JDL Capital LLC
               106 Seventh Street, Suite 202
               Garden City, New York 11530
               Facsimile:  516-873-6975
               Attention:  John D. Lori

               with a copy to:

               The Law Office of Matthew J. Day
               380 Lexington Avenue, Suite 1700
               New York, New York 10168
               Facsimile:  646-349-5783

     17. No Third-Party Beneficiaries. Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

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CUSIP NO. 748802105                      13D                       Page 21 of 21
---------------------                                      ---------------------

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.


                              QUIPP, INC.

                              By:     /s/ Michael S. Kady
                                      Michael S. Kady
                                      President and Chief Executive Officer


                              JDL CAPITAL LLC

                              By:     /s/ John D. Lori
                                      John D. Lori, Managing Member


                              JDL PARTNERS, LP

                              By:     JDL Capital, LLC
                                      General Partner

                                      By:     /s/ John D. Lori
                                              John D. Lori, Managing Member


                                      /s/ John D. Lori
                                      JOHN D. LORI

                                      /s/ David S. Dillmeier
                                      DAVID S. DILLMEIER

                                      /s/ Mark A. Goodman
                                      MARK A. GOODMAN

                                      /s/ SEAN McCARTHY
                                      SEAN McCARTHY

                                      /s/ Edward McCoyd
                                      EDWARD McCOYD

                                      /s/ Michael McGee
                                      MICHAEL McGEE